EXHIBIT 11.1

We consent to the use, in this Offering Statement on Form 1-A of HyGen Industries, Inc. of our report dated November 9, 2015 on our audit of the balance sheet of HyGen Industries, Inc. as of June 30, 2015 and the related statements of operations, stockholders' deficit and cash flows for the period from inception (August 13, 2014) to June 30, 2015, and the reference to us under the caption "Financial Statements."

Very truly yours,

/s/ dbbmckennon

Certified Public Accountants

June 16, 2016

Newport Beach, California